FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2008 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF

MARCH 31, 2008 TOGETHER

WITH INDEPENDENT

AUDITORS´ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	12-31-2007
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	746,204	741,016
Due from banks and correspondents	2,836,287	2,373,827

Argentine Central Bank (BCRA)	2,541,694	2,102,264
Other local	2,049	778
Foreign	292,544	270,785

	3,582,491	3,114,843

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	20,364	31,288
Holdings available for sale (Exhibit A)	989,689	1,372,584
Unlisted Government Securities (Exhibit A)	914,455	903,897
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	878,059	1,207,473
Investments in listed private securities (Exhibit A)	10,032	25,725
Less: Allowances (Exhibit J)	131,417	60,955

	2,681,182	3,480,012

C. LOANS:
To government sector (Exhibits B, C and D)	1,358,635	1,415,352
To financial sector (Exhibits B, C and D)	804,803	694,213

Interfinancial – (Calls granted)	83,000	30,500
Other financing to local financial institutions	666,422	617,829
Interest and listed-price differences accrued and pending collection	55,381	45,884

To non financial private sector and residents abroad (Exhibits B, C and D)	8,867,785	8,436,736

Overdraft	1,542,154	1,326,474
Discounted instruments	1,526,031	1,430,787
Real estate mortgage	845,357	772,036
Collateral Loans	41,256	40,988
Consumer	1,487,916	1,337,179
Credit cards	858,656	802,647
Other (Note 5 a.)	2,481,492	2,638,171
Interest and listed-price differences accrued and pending collection	97,207	102,210
Less: Interest documented together with main obligation	12,284	13,756
Less: Difference arising from purchase of portfolio	93	93
Less: Allowances (Exhibit J)	206,439	195,692

	10,824,691	10,350,516

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	471,280	463,621
Amounts receivable for spot and forward sales to be settled	198,785	191,059
Instruments to be received for spot and forward purchases to be settled	306,225	109,535
Unlisted corporate bonds (Exhibits B, C and D)	59,389	58,277
Non-deliverable forward transactions balances to be settled	4,437	6,292
Other receivables not covered by debtor classification regulations	26,394	24,170
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	41,918	39,255
Interest accrued and pending collection not covered by debtor classification regulations	26,425	21,834
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	5	5
Less: Allowances (Exhibit J)	2,096	1,821

	1,132,762	912,227

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	327,626	317,053
Less: Allowances (Exhibit J)	4,642	4,280

	322,984	312,773

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	46,261	45,567
Other (Note 5.b.) (Exhibit E)	452,211	411,909
Less: Allowances (Exhibit J)	3	3

	498,469	457,473

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	34	52
Other (Note 5.c.)	297,544	219,025
Tax on minimum presumed income – Tax Credit	150,506	150,506
Other accrued interest receivable	—.—	1
Less: Allowances (Exhibit J)	130,925	77,604

	317,159	291,980

H. PREMISES AND EQUIPMENT (Exhibit F):	377,485	368,004

I. OTHER ASSETS (Exhibit F):	27,663	36,392

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	—.—	12,200
Organization and development expenses	28,532	79,454

	28,532	91,654

K. SUSPENSE ITEMS:	10,154	11,261

TOTAL ASSETS:	19,803,572	19,427,135

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	03-31-2008	12-31-2007
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	70,729	53,899
Financial sector	180,764	195,890
Non financial private sector and residents abroad	14,921,566	14,828,160

Checking accounts	3,079,822	2,823,731
Savings deposits	4,351,693	4,237,696
Time deposits	6,897,246	7,234,385
Investments accounts	17,811	13,152
Other	506,876	436,727
Interest and listed-price differences accrued payable	68,118	82,469

	15,173,059	15,077,949

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	1,960	1,833

Other	1,960	1,833
Banks and International Institutions (Exhibit I)	633,414	555,842
Amounts payable for spot and forward purchases to be settled	45,593	103,608
Instruments to be delivered for spot and forward sales to be settled	450,293	206,466
Financing received from Argentine financial institutions (Exhibit I)	45,283	23,262

Interfinancial (calls received)	29,450	7,500
Other financing from local financial institutions	15,827	15,755
Interest accrued payable	6	7
Non-deliverable forward transactions balances to be settled	1,665	1,002
Other (note 5.d.) (Exhibit I)	722,769	791,420
Interest and listed-price differences accrued payable (Exhibit I)	10,921	9,017

	1,911,898	1,692,450

N. OTHER LIABILITIES:	373,428	271,956

Dividends payable	164,000	—.—
Other (Note 5.e.)	209,428	271,956

O. ALLOWANCES (Exhibit J):	360,868	321,277

P. SUSPENSE ITEMS:	6,915	6,666

TOTAL LIABILITIES:	17,826,168	17,370,298

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	1,977,404	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	19,803,572	19,427,135

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	12-31-2007
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	141,413	199,679
– Guarantees received	3,427,759	3,215,812
– Contra contingent debit accounts	565,441	554,832

	4,134,613	3,970,323

Control
– Receivables classified as irrecoverable	282,020	280,820
– Other (Note 5.f.)	32,558,589	31,980,524
– Contra control debit accounts	2,210,532	2,214,130

	35,051,141	34,475,474

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	634,183	1,164,392
– Interest rate SWAP	335,820	292,000
– Others	50,000	50,000
– Contra debit derivatives accounts	855,482	1,289,267

	1,875,485	2,795,659

For trustee activities
– Funds in trust	3,013	3,897

	3,013	3,897

TOTAL	41,064,252	41,245,353

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	85,926	26,185
– Guarantees provided to the BCRA	63,530	61,729
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	134,001	135,525
– Other guarantees given non covered by debtor classification regulations	134,607	134,871
– Other covered by debtor classification regulations (Exhibits B, C and D)	147,377	196,522
– Contra contingent credit accounts	3,569,172	3,415,491

	4,134,613	3,970,323

Control
– Items to be credited	398,917	388,952
– Other	1,811,615	1,825,178
– Contra control credit accounts	32,840,609	32,261,344

	35,051,141	34,475,474

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	855,482	1,289,267
– Contra debit derivatives accounts	1,020,003	1,506,392

	1,875,485	2,795,659

For trustee activities
– Contra credit accounts for trustee activities	3,013	3,897

	3,013	3,897

TOTAL	41,064,252	41,245,353

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	03-31-2007
A. FINANCIAL INCOME

Interest on cash and due from banks	4,914	4,739
Interest on loans to the financial sector	21,297	12,684
Interest on overdraft	50,141	32,304
Interest on discounted instruments	38,063	18,400
Interest on real estate mortgage	22,698	13,182
Interest on collateral loans	1,406	292
Interest on credit card loans	21,068	11,635
Interest on other loans	108,625	65,107
Interest on other receivables from financial transactions	5,995	5,694
Income from secured loans - Decree 1387/01	25,442	54,977
Net income from government and private securities	20,446	108,861
Indexation by benchmark stabilization coefficient (CER)	64,657	76,064
Gold and foreign currency exchange difference	31,571	20,033
Other	40,097	26,179

	456,420	450,151

B. FINANCIAL EXPENSE

Interest on checking accounts	5,855	6,815
Interest on savings deposits	2,130	1,529
Interest on time deposits	151,388	105,384
Interest on interfinancial financing (calls received)	306	480
Interest on other financing of financial institutions	39	1,228
Interest on other liabilities from financial transactions	9,645	6,766
Other interest	1,632	3,967
Indexation by CER	4,200	20,211
Contribution to the deposit guarantee fund	6,632	5,594
Other	13,866	8,715

	195,693	160,689

GROSS INTERMEDIATION MARGIN – GAIN	260,727	289,462

C. ALLOWANCES FOR LOAN LOSSES	19,345	9,379

D. SERVICE CHARGE INCOME

Related to lending transactions	45,343	31,805
Related to liability transactions	93,561	73,499
Other commissions	13,320	10,704
Other (Note 5.g.)	48,125	36,619

	200,349	152,627

E. SERVICE CHARGE EXPENSE

Commissions	33,241	23,093
Other (Note 5.h.)	11,649	8,051

	44,890	31,144

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	03-31-2007
F. ADMINISTRATIVE EXPENSES

Payroll expenses	153,958	103,340
Fees to Bank Directors and Statutory Auditors	87	86
Other professional fees	6,242	5,817
Advertising and publicity	16,032	11,019
Taxes	7,140	5,882
Fixed assets depreciation	7,903	7,363
Organizational expenses amortization	1,848	1,156
Other operating expenses	38,286	31,345
Other	23,067	17,281

	254,563	183,289

NET GAIN FROM FINANCIAL TRANSACTIONS	142,278	218,277

G. OTHER INCOME

Income from long-term investments	42,523	21,206
Punitive interests	346	169
Loans recovered and reversals of allowances	13,577	315,250
Other (note 5.i.)	67,597	24,624

	124,043	361,249

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	18	6
Charge for uncollectibility of other receivables and other allowances	99,356	140,128
Amortization of difference arising from judicial resolutions	67,742	61,375
Depreciation and losses from miscellaneous assets	115	482
Goodwill amortization	12,200	1,657
Other (Note 5.j.)	12,582	307,438

	192,013	511,086

NET INCOME FOR THE PERIOD	74,308	68,440

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

2008								2007
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837	1,954,584
2. Stockholders´ Meeting held on March 28, 2008
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(164,000)	(164,000)	—,—
- Statutory reserve	—,—	—,—	—,—	47,010	—,—	(47,010)	—,—	—,—
3. Unrealized valuation difference	—,—	—,—	—,—	—,—	10,259	—,—	10,259	—,—
4. Net income for the period	—,—	—,—	—,—	—,—	—,—	74,308	74,308	68,440

5. Balance at the end of the period	471,361	175,132	312,979	594,391	(32,537)	456,078	1,977,404	2,023,024

(1)	Adjustments to stockholders´ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (32,034) from government securities and (503) from BCRA Notes (note 2.3.b).

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	03-31-2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of fiscal year	3,294,811 (1)	2,718,299
Cash and cash equivalents at the end of the period	3,767,205 (1)	2,661,452

Net increase / (decrease) in cash and cash equivalents	472,394	(56,847)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities
Net collections/ (payments) from:
-Government and private securities	808,352	(1,096,232)
- Loans	(57,376)	931,935

to financial sector	(85,423)	(3,182)
to non-financial public sector	44,081	344,744
to non-financial private sector and residents abroad	(16,034)	590,373
- Other receivables from financial transactions	(4,442)	(9,078)
- Assets subject to financial leasing	(10,211)	(16,836)
- Deposits	(89,040)	721,824

to financial sector	(15,142)	1,421
to non-financial public sector	17,250	1,637
to non-financial private sector and residents abroad	(91,148)	718,766
- Other liabilities from financial transactions	(64,642)	(161,603)

Financing from financial or interfinancial sector (calls received)	21,950	(140,275)
Others (except liabilities included in Financing Activities)	(86,592)	(21,328)
Collections related to service charge income	199,258	152,649
Payments related to service charge expense	(44,890)	(31,144)
Administrative expenses paid	(308,158)	(219,328)
Organizational and development expenses paid	(5,947)	(3,848)
Net collections from punitive interest	328	163
Differences from judicial resolutions paid	(10,253)	(37,124)
Collections of dividends from other companies	14	—,—
Other collections / (payments) related to other income and expenses	66,370	(267,302)

Net cash flows provided by / (used in) operating activities	479,363	(35,924)

Investment activities

Net payments from premises and equipment	(17,384)	(10,912)
Net collections from other assets	8,614	516
Other payments from investment activities	(79,061)	(4,007)

Net cash flows used in investment activities	(87,831)	(14,403)

Financing activities

Net collections/ (payments) from:
- Non-subordinated corporate bonds	—,—	(248,638)
- Argentine Central Bank	126	105

Others	126	105
- Banks and international agencies	77,572	14,688
- Financing received from local financial institutions	72	(3,871)
Other (payments) / collections from financing activities	(1,822)	226,457

Net cash flows provided by / (used in) financing activities	75,948	(11,259)

Financial results and results from holdings of cash and cash equivalents (including interest)	4,914	4,739

Net increase / (decrease) in cash and cash equivalents	472,394	(56,847)

(1)	See note 15” Statement of clash and cash equivalents flow”

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2008, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2007, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF MARCH 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 235-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of March 31, 2008.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 2002:				368,128

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1) Through public subscription of shares.

(2) The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2007, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2007.

According to Communication “A” 4667 of the BCRA dated May 14, 2007: i) for fiscal 2007 the Statements of Cash Flows shall be replaced with the Statement of Cash and Cash Equivalents Flow. In this respect, and just for comparison purposes, the Entity presents the Statements of Cash and Cash Equivalents Flow for the three month period ended March 31, 2007 (stand-alone and consolidated) to substitute for the Statements of Cash Flows in due time filed with the BCRA and ii) certain accounts in the Statement of Income must be broken down in further detail. This requirement has entailed that certain balances corresponding to the financial statements as of March 31, 2007 had to be modified.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2008 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of March 31, 2008 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, may be classified in the category “Available for sale”.

As of March 31, 2008 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of March 31, 2008 and the end of the previous fiscal year, the amount recorded was 32.537 (loss) and 42,796 (loss), respectively.

•

Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness. As of March 31, 2008 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of March 31, 2008 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of March 31, 2008 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2008 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

Present values as of March 31, 2008 and the end of the previous fiscal year were calculated by discounting the cash flows as per the relevant contracts at an annual rate of 6.50%, in accordance with the provisions of the abovementioned Communications for March, 2008 and December, 2007.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $1.40 per dollar plus CER plus interest accrued through the end of the period or fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2008 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2008 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-

In foreign currency: as of March 31, 2008 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2008 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2008 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of March 31, 2008 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31,2007. As of March 31, 2008, the Entity recorded the dividends receivable as a result of the sale of the shares in the framework of the Interest Public Offering of Visa Inc.

•

Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

On March 28, 2008 the goodwill corresponding to Corp Banca, for 12,200, was fully amortized.

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of March 31, 2008 these assets have been fully amortized, with the total accumulated amortization as of March 31, 2008 amounting to 1,206,929. As of the end of the previous fiscal year, BF recorded assets amounting to 57,489 (after deduction of accumulated amortization for 1,139,187), in the account Organization and development expenses.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In its decision in re “Massa, Juan Agustín versus National Executive Branch—Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. The Supreme Court of Justice has held, both in this judgment and in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, that the amounts withdrawn from the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The payments made are to be consolidated and deducted as above described from the amount settled according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, i.e., the value in US Dollars of the original deposit.

As of March 31, 2008 and the end of the previous fiscal year, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of fixed and floating interest rate differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2008 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of March 31, 2008 and 2007, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of March 31, 2008 and 2007, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $1 par value each. The net income for the fiscal years on those dates is as follows:

	03/31/2008	03/31/2007
Net income for the period	74,308	68,440
Earning per share for the period	0.16	0.15

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY—ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At March 31, 2008 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 1,358,626 and 1,415,352, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2008 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return. However, as of March 31, 2008 and the end of the previous fiscal year the book value of these assets is not significantly different from their reasonable realization value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As of December 31, 2007 and March 31, 2007, the Bank recorded assets amounting to 57,489 and 286,488 (whose original value had been 1,196,676 and 1,163,966) under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication

“A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amount detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that could not be objectively determined as of that date.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 108,700, 55,500 and 64,000 as of March 31, 2008, December 31 and March 31, 2007, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n.1) and 11, as of March 31, 2008 and the end of the previous fiscal year, the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 385 and 7,433, respectively.

II. Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 32.537 and a loss of 42,796, as of March 31, 2008 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of March 31, 2008 and the end of the previous fiscal year, these amounts should have been charged to the income/loss for the period or fiscal year.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2008 and the end of the previous fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2008 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 108,700 and 55,500, respectively. Such amounts are made up as follows:

	03-31-2008	12-31-2007
Deferred tax assets	1,045,300	981,455
Deferred tax liabilities	(936,600)	(925,955)

Net deferred assets	108,700	55,500
Allowance	(108,700)	(55,500)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of March 31, 2008 the Bank recorded the above asset in an amount of 195,260 (150,506 in the line Tax on minimum presumed income – Tax Credit and 44,754 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2007 the Bank recorded the above asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

a)	The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

The Bank’s management as well as its legal and tax advisors estimate that the Bank has reasonably interpreted currently applicable rules and regulations as regards the periods covered by the notice.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2008	12-31-2007
a) LOANS

Loans granted to pre-finance and finance exports	1,462,643	1,497,988
Fixed-rate financial loans	813,055	904,117
Other	205,794	236,066

Total	2,481,492	2,638,171

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	34,212	30,586
In controlled companies -supplementary activities	383,209	370,588
In non-controlled companies-supplementary activities	34,747	10,692
Other- unlisted	43	43

Total	452,211	411,909

c) OTHER RECEIVABLES

Prepayments	51,256	45,609
Guarantee deposits	22,120	25,299
Miscellaneous receivables	65,784	46,017
Tax prepayments (1)	155,888	93,647
Other	2,496	8,453

Total	297,544	219,025

(1) As of March 31, 2008 and the end of the previous fiscal year, it includes the deferred tax asset for 108,700 and 55,500 respectively (see note 4.1).

	03-31-2008	12-31-2007
d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	33,589	146,540
Collections and other operations for the account of third parties	52,287	25,925
Other withholdings and collections at source	96,521	104,874
Accounts payable for consumption	153,691	140,105
Money orders payable	235,301	244,410
Loans received from Argentine Technological Fund (FONTAR)	19,666	20,623
Loans received from Interamerican Development Bank (BID)	53,788	57,738
Pending Banelco debit transactions	21,801	11,220
Other	56,125	39,985

Total	722,769	791,420

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	101,978	165,324
Accrued taxes	37,290	36,093
Miscellaneous payables	68,961	65,795
Other	1,199	4,744

Total	209,428	271,956

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	9,061,963	9,335,405
Collections items	643,036	579,318
Checks drawn on the Bank pending clearing	278,231	223,112
Checks not yet credited	756,356	786,562
Securities representative of investments in escrow on behalf of the Pension Fund Manager	21,770,372	20,993,983
Other	48,631	62,144

Total	32,558,589	31,980,524

	03-31-2008	03-31-2007
g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	5,150	3,952
Commissions for capital market transactions	2,770	1,388
Commissions for salary payment	1,496	1,704
Commissions for trust management	416	314
Commissions for hiring of insurances	16,206	12,314
Commissions for transportations of values	2,113	2,122
Commissions for loans and guarantees	8,984	6,062
Other	10,990	8,763

Total	48,125	36,619

	03-31-2008	03-31-2007
h) SERVICE CHARGE EXPENSE

Turn-over tax	8,512	5,650
Other	3,137	2,401

Total	11,649	8,051

i) OTHER INCOME

Deferred income tax (1)	53,200	20,000
Other	14,397	4,624

Total	67,597	24,624

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

j) OTHER EXPENSE

Deferred income tax	—,—	293,000
Tax on bank transfers	10,390	7,512
Other	2,192	6,926

Total	12,582	307,438

6	RESTRICTIONS ON ASSETS

As of March 31, 2008, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 62,250 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,267 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), due 01/21/2009 in an amount of 126,444 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2008 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2008	2007	2008	2007	2008	2007
BBVA S.A.	23,003	5,858	109,696	4,809	21,628	30,438
Francés Valores Sociedad de Bolsa S.A.	17,334	926	2,233	1,931	—,—	5,654
Consolidar A.R.T. S.A.	59	51	36,127	87,275	498,587	389,552
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	21	8	6,844	10,352	55,788	13,823
Consolidar Cía. de Seguros de Retiro S.A.	147	120	39,478	44,540	605,769	530,989
Consolidar Cía. de Seguros de Vida S.A.	1	23	14,811	7,210	262,592	257,616
Atuel Fideicomisos S.A.	—,—	—,—	4,137	4,362	152	113
BBVA Consolidar Seguros S.A.	3	33	6,574	10,225	45,545	56,971
PSA Finance Argentina Cía Financiera S.A.	230,016	179,992	7,184	1,076	—,—	—,—
Rombo Cía. Financiera S.A.	137,726	150,408	2,653	846	77,000	82,000
Francés Administradora de Inversiones S.A.	139	100	463	104	20,865	20,968
Consolidar Comercializadora S.A.	—,—	—,—	3,728	3,346	1,340	1,018
Inversora Otar S.A.	—,—	—,—	15,711	347	346,723	375,513

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

8	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.0623% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9	TRUST ACTIVITIES

9.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2008 and the end of the previous fiscal year, total estimated corpus assets of Diagonal Trust amount to 3,013 and 3,897, respectively, considering its recoverable. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2.	Non Financial Trusts

BF acts as trustee in 45 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 647,478 and 588,425 as of March 31, 2008 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

11	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2008:

a)	Interest rate swaps for 227,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years and 68,820, with final maturity in August, 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 40,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the period for 701.

The estimated market value of said instruments amounts to 45 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 335,820 and “Memorandum accounts—Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 634,183 and 855,482, which are recorded under “Memorandum Accounts—Debit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, and “Memorandum accounts—Credit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the period for 1,360.

II.	Transactions as of December 31, 2007:

a)	Interest rate swaps for 232,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions were valued in accordance with the mechanism described in note 2.3.n.1.) generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounted to 7,919 (Liabilities).

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 292,000 and “Memorandum accounts—Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,164,392 and 1,289,267, which are recorded under “Memorandum Accounts—Debit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, and “Memorandum accounts—Credit accounts—Derivatives—Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 6,457.

12	COMPLIANCE WITH CNV REQUIREMENTS

12.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of March 31, 2008, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2	Investment Funds custodian

As of March 31, 2008 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax—credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 818,076 and 765,436, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control—Other”.

The Investment Funds´ equities are as follows:

	EQUITIES
INVESTMENT FUNDS	03.31.2008	12.31.2007
FBA Acciones Globales	136,253	136,139
FBA Total	10,925	10,863
FBA Renta	12,811	12,645
FBA Renta Pesos	378,562	298,951
FBA Renta Dólares	4,167	4,233
FBA Bonos	8,911	8,832
FBA Calificado	149,175	213,601
FBA Internacional	448	497
FBA Ahorro Dólares	11,905	11,730
FBA Renta Fija	16,295	16,214
FBA Ahorro Pesos	208,446	128,507
FBA Renta Premium	6,648	6,755
FBA Europa	4,199	4,770
FBA Horizonte	26,067	27,847
FBA EEUU	1,248	1,323
FBA Renta Corto Plazo	506	495
FBA Acciones Latinoamericanas	42,285	44,268
FBA Bonos Argentina	10,833	8,069
FBA Brasil	15,752	2,992
FBA México	1,033	979
FBA Commodities	50	50
FBA Acciones Argentinas	466	485
FBA Bonos Globales	50	50

Total	1,047,035	940,295

13	RESTRICTION ON EARNINGS DISTRIBUTIONS

In accordance with Communication “A” 4664, issued on May 11, 2007 and with the text issued by BCRA entitled “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied

On March 28, 2008, the Argentine Central Bank, through its Case File No. 6731/08 authorized 164,000 to cash dividends distribution.

The Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2008 approved the allocation of earnings as follows:

•	To Statutory Reserve: 47,010.

•	To cash dividends: 164,000

It must be clarified that as of the date of issuance of these financial statements, such dividends have been paid.

14	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	316,881	(*)
Special Guarantee Accounts	119,757
BCRA Checking Account	1,733,341
Cash in valuables’ transportation	166,883	(*)
Special social-security related accounts	191
Franchises	176,423

TOTAL	2,513,476

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	152,032	(*)
BCRA Checking Account	772,226
Cash in transit	993	(*)
Cash in valuables’ transportation	43,828	(*)

TOTAL	969,079

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	52,169	(*)
BCRA Checking Account	32,633
Cash in transit	45	(*)
Cash in valuables’ transportation	12,765	(*)

TOTAL	97,612

(*)	Only 67% of these balances are admitted as Compliance.

15	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of March 31, 2008 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and cash equivalents:

	03/31/2008	12/31/2007
a) Cash and due from banks:	3,582,491	3,114,843

b) Government securities held for trading or financial transactions:	20,364	31,288

c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years:	164,350	148,680

CASH AND CASH EQUIVALENTS	3,767,205	3,294,811

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / year – end date.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 03-31-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Bocon PRE8	2427	4,131	4,131		(1)	(1)
Discount Bonds in pesos	45696	10,859	10,859		7,602	7,602
Other		311	311		(8,589)	(8,589)

Subtotal in pesos			15,301	22,939	(988)	(988)

In foreign currency
Bond Argentina (BONAR VII)	5435	1,244	1,244		1,244	1,244
Discount Bonds in dollars	40291	1,754	1,754		1,754	1,754
BONAR X	5436	1,192	1,192		1,192	1,192
Other		873	873		743	743

Subtotal in foreign currency			5,063	8,349	4,933	4,933

Subtotal in Holdings for trading or financial Transactions			20,364	31,288	3,945	3,945

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	75,458	75,458		75,458	75,458
Bocon PRO 12	2449	171,044	171,044		171,044	171,044

Subtotal in pesos			246,502	239,513	246,502	246,502

Subtotal in Holdings available for sale			246,502	239,513	246,502	246,502

Unlisted government securities

Local
In pesos
Secured Bonds due 2020	2423		914,455		914,455	914,455

Subtotal in pesos			914,455	903,897	914,455	914,455

Subtotal Unlisted government securities			914,455	903,897	914,455	914,455

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 03-31-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Bills due 04-09-08	45932	73,486	73,486		73,486	73,486
Argentine Central Bank Bills due 06-25-08	45939	48,868	48,868		48,868	48,868
Argentine Central Bank Bills due 07-10-08	45944	48,693	48,693		48,693	48,693
Other		4,773	4,773		10,630	10,630

Subtotal own portfolio			175,820	36,470	181,677	181,677

Repurchase transactions
Argentine Central Bank Bills due 01-07-09	45927	119,785	119,785		—,—	—,—

Subtotal repurchase transactions			119,785	73,922	—,—	—,—

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills due 01-20-10	45851	5,236	5,236		5,236	5,236
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	12,713	12,713		12,713	12,713
Argentine Central Bank Bills due 04-21-10	45873	10,657	10,657		10,657	10,657
Argentine Central Bank Bills (Badlar) due 03-25-10	45862	15,949	15,949		15,949	15,949
Argentine Central Bank Bills – (Badlar) due 01-06-10	45845	14,141	14,141		14,141	14,141
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	51,480	51,480		51,480	51,480
Other		9,473	9,473		23,657	23,657

Subtotal own portfolio			119,649	383,999	133,833	133,833

Unlisted – Own portfolio
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	45861		142,534		142,534	142,534
Argentine Central Bank Bills – (Badlar) due 01-21-09	45850		320,271		320,271	320,271

Subtotal own portfolio			462,805	621,614	462,805	462,805

Repurchase transactions

Subtotal repurchase transactions			—,—	91,468	—,—	—,—

Available for sale
Argentine Central Bank Bills due 05-07-08	45798	86,573	86,573		86,573	86,573
Argentine Central Bank Bills due 10-15-08	45831	197,856	197,856		197,856	197,856
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	222,446	222,446		222,446	222,446
Argentine Central Bank Bills (Badlar) due 07-16-08	45813	168,592	168,592		168,592	168,592
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	52,468	52,468		52,468	52,468
Other		15,252	15,252		15,252	15,252

Subtotal available for sale			743,187	1,133,071	743,187	743,187

Subtotal instruments issued by the BCRA			1,621,246	2,340,544	1,521,502	1,521,502

TOTAL GOVERNMENT SECURITIES			2,802,567	3,515,242	2,686,404	2,686,404

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book Balance as of 03-31-2008	Book Balance as of 12-31-2007	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Pecom Corporate Bonds	40582	14	14		14	14
Cablevisión Corporate Bonds	40086	11	11		11	11
Banco Río Corporate Bonds	40617	2	2		2	2
Telefónica de Argentina Corporate Bonds	40146	102	102		102	102
Petrobrás Energía Corporate Bonds	40668	62	62		62	62

Subtotal in foreign currency			191	190	191	191

Subtotal Other debt instruments			191	190	191	191

Other Equity instruments

In pesos
Compañía Financiera Argentina Trust Fund	34470	6,359	6,359		6,359	6,359
Secubono Trust Fund	34519	3,449	3,449		3,449	3,449
Acindar	4	33	33		33	33
Other			—,—		(2)	(2)

Subtotal in pesos			9,841	25,535	9,839	9,839

Subtotal Equity instruments			9,841	25,535	9,839	9,839

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			10,032	25,725	10,030	10,030

TOTAL GOVERNMENT AND PRIVATE SECURITIES			2,812,599	3,540,967	2,696,434	2,696,434

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	12-31-2007
COMMERCIAL PORTFOLIO

Normal performance	8,125,971	7,935,850

Preferred collaterals and counter guaranty “A”	120,431	104,485
Preferred collaterals and counter guaranty “B”	101,673	103,349
Without senior security or counter guaranty	7,903,867	7,728,016

In potential risk	21,932	17,733

Preferred collaterals and counter guaranty “B”	2,576	922
Without senior security or counter guaranty	19,356	16,811

Nonperforming	4,633	5,321

Without senior security or counter guaranty	4,633	5,321

With high risk of uncollectibility	25,457	27,025

Preferred collaterals and counter guaranty “A”	946	946
Without senior security or counter guaranty	24,511	26,079

Uncollectible	907	518

Without senior security or counter guaranty	907	518

Total	8,178,900	7,986,447

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008	12-31-2007
CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,574,369	3,276,219

Preferred collaterals and counter guaranty “A”	8,455	8,145
Preferred collaterals and counter guaranty “B”	541,158	511,615
Without senior security or counter guaranty	3,024,756	2,756,459

Low risk	33,957	25,063

Preferred collaterals and counter guaranty “A”	—,—	2
Preferred collaterals and counter guaranty “B”	3,701	4,187
Without senior security or counter guaranty	30,256	20,874

Medium risk	17,730	11,917

Preferred collaterals and counter guaranty “A”	—,—	5
Preferred collaterals and counter guaranty “B”	565	258
Without senior security or counter guaranty	17,165	11,654

High risk	18,604	642

Preferred collaterals and counter guaranty “B”	695	27
Without senior security or counter guaranty	17,909	615

Uncollectible	2,928	17,997

Preferred collaterals and counter guaranty “B”	973	1,547
Without senior security or counter guaranty	1,955	16,450

Uncollectible, classified as such under regulatory requirements	1,011	890

Preferred collaterals and counter guaranty “B”	3	14
Without senior security or counter guaranty	1,008	876

Total	3,648,599	3,332,728

General Total (1)	11,827,499	11,319,175

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008		12-31-2007
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,985,556	25.24%	2,973,118	26.27%
50 next largest clients	2,448,235	20.70%	2,353,533	20.79%
100 following clients	1,040,581	8.80%	1,028,963	9.09%
Remaining clients	5,353,127	45.26%	4,963,561	43.85%

Total (1)	11,827,499	100.00%	11,319,175	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	1,890	—,—	—,—	—,—	442,448	914,297	1,358,635
Financial sector	—,—	182,104	60,803	129,239	200,468	161,529	70,660	804,803
Non financial private sector and residents abroad	15,645	3,778,552	1,470,410	992,206	884,132	812,951	1,710,165	9,664,061

TOTAL	15,645	3,962,546	1,531,213	1,121,445	1,084,600	1,416,928	2,695,122	11,827,499	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount		Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2008	12-31-2007	Main business	Period-end	Capital stock	Stockholders’ equity	Net income for the period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	7,638	8,875	Stockholder	03.31.2008	6,390	8,043	295

30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	148,885	147,617	Pensions fund manager	03.31.2008	140,739	279,844	(2,034)

33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	132,501	123,377	Insurance company	03.31.2008	11,195	205,342	48,911

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	65,377	58,999	Insurance company	03.31.2008	37,551	98,059	17,824

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	13,740	14,008	Financial institution	03.31.2008	18,000	27,481	(537)

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	28,808	27,720	Trust Manager	03.31.2008	13,100	28,811	1,088

		Subtotal controlled				396,949	384,596

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	31,724	30,766	Financial Institution	03.31.2008	60,000	79,309	2,396

30598910045	Visa Argentina S.A	Common	0.0001$	1	11,400	25,231	1,712	Services to companies	05.31.2007	6,811	34,234	10,076

	Other					9,516	8,979

	Foreign
	Other					797	793

		Subtotal noncontrolled				67,268	42,250

		Total in financial institutions, supplementary and authorized				464,217	426,846

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	26,939	23,697	Workers compensation	03.31.2008	77,684	216,710	36,361

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	7,238	6,855	Insurance	03.31.2008	10,651	56,236	8,458
	Other					35	35

	Foreign

	Other					43	43

		Subtotal non controlled				34,255	30,630

		Total in other companies				34,255	30,630

		Total investments in other companies				498,472	457,476

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year				Depreciation for the period
Description		Additions	Transfers	Decreases	Years of useful life	Amount	Net book value at 03-31-2008	Net book value at 12-31-2007
PREMISES AND EQUIPMENT

Real Estate	292,898	2,615	—,—	—,—	50	2,727	292,786	292,898
Furniture and Facilities	24,449	4,949	—,—	—,—	10	1,192	28,206	24,449
Machinery and Equipment	49,765	9,611	—,—	—,—	5	3,892	55,484	49,765
Automobiles	892	241	—,—	32	5	92	1,009	892

Total	368,004	17,416	—,—	32		7,903	377,485	368,004

OTHER ASSETS

Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	15,558	—,—	—,—	8,925	50	34	6,599	15,558
Property taken as security for loans	4,646	118	—,—	108	50	19	4,637	4,646
Stationery and office supplies	2,693	1,825	—,—	1,524	—,—	—,—	2,994	2,693
Other	12,512	—,—	—,—	—,—	50	62	12,450	12,512

Total	36,392	1,943	—,—	10,557		115	27,663	36,392

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2008 AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year			Amortization for the Period
Description		Additions	Decreases	Years of useful life	Amount		Net book value at 03-31-2008	Net book value at 12-31-2007
Goodwill	12,200	—,—	—,—	10	12,200	(2)	—,—	12,200

Organization and Development expenses (1)	21,965	10,528	(2,113)	1 & 5	1,848		28,532	21,965

Organization and development non-deductible expenses	57,489	10,253	—,—	5	67,742		—,—	57,489

Total	91,654	20,781	(2,113)		81,790		28,532	91,654

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.
(2)	Extraordinary depreciations have been applied during the fiscal year.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	03-31-2008		12-31-2007
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	622,990	4.11%	755,542	5.01%
50 next largest clients	1,001,368	6.60%	1,211,506	8.03%
100 following clients	924,491	6.09%	934,833	6.20%
Remaining clients	12,624,210	83.20%	12,176,068	80.76%

TOTAL	15,173,059	100.00%	15,077,949	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	12,860,198	1,583,600	585,823	138,810	3,918	710	15,173,059

Other liabilities from financial transactions

BCRA	1,960	—,—	—,—	—,—	—,—	—,—	1,960

Banks and International Institutions	113,778	125,159	222,465	169,421	4,478	6,331	641,632

Financing received from Argentine financial institutions	32,159	15,827	—,—	—,—	—,—	—,—	47,986

Other	650,776	2,581	6,044	10,854	21,356	31,158	722,769

Total	798,673	143,567	228,509	180,275	25,834	37,489	1,414,347

TOTAL	13,658,871	1,727,167	814,332	319,085	29,752	38,199	16,587,406

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2008 AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
Description				Reversals	Applications	03-31-2008	12-31-2007
DEDUCTED FROM ASSETS
Government securities
– For impairment value	60,955	70,462	(5)	—,—	—,—	131,417	60,955

Loans
– Allowance for doubtful loans	195,692	19,235	(1)	—,—	8,488	206,439	195,692

Other receivables from financial transactions
– Allowance for doubtful receivables	1,821	275	(1)	—,—	—,—	2,096	1,821

Assets subject to financial leasing
– Allowance for doubtful receivables	4,280	362	(1)	—,—	—,—	4,642	4,280

Investments in other companies
– For impairment value (3)	3	—,—		—,—	—,—	3	3

Other receivables
– Allowance for doubtful receivables (2)	77,604	53,698		82	295	130,925	77,604

Total	340,355	144,032		82	8,783	475,522	340,355

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	413	—,—		—,—	—,—	413	413

– Other contingencies	320,864	45,323	(4)	—,—	5,732	360,455	320,864

Total	321,277	45,323		—,—	5,732	360,868	321,277

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2008.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.m) and 2.3.q)).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 and BCRA’s complementary regulations.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

– Loans	163
– Other receivables from financial transactions	2
– Other receivables	27

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

Accounts	03-31-2008						12-31-2007
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS

Cash and due from banks	1,361,105	159,246	1,197,341	1,617	—,—	2,901	1,223,162
Government and private securities	5,254	—,—	5,254	—,—	—,—	—,—	8,539
Loans	2,248,911	6,080	2,242,831	—,—	—,—	—,—	2,284,032
Other receivables from financial transactions	335,396	132,779	202,139	—,—	318	160	107,687
Assets subject to financial leasing	62	—,—	62	—,—	—,—	—,—	63
Investments in other companies	840	—,—	840	—,—	—,—	—,—	836
Other receivables	20,664	1,045	19,619	—,—	—,—	—,—	18,692
Suspense items	196	14	182	—,—	—,—	—,—	352

TOTAL	3,972,428	299,164	3,668,268	1,617	318	3,061	3,643,363

LIABILITIES

Deposits	2,540,180	86,774	2,453,406	—,—	—,—	—,—	2,459,570
Other liabilities from financial transactions	1,274,106	168,289	1,101,721	1,386	170	2,540	1,024,475
Other liabilities	5,367	836	4,531	—,—	—,—	—,—	5,265
Suspense items	107	—,—	107	—,—	—,—	—,—	2

TOTAL	3,819,760	255,899	3,559,765	1,386	170	2,540	3,489,312

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	323,164	—,—	323,164	—,—	—,—	—,—	345,981
Control	4,545,581	16,325	4,527,307	—,—	1,013	936	6,758,977

TOTAL	4,868,745	16,325	4,850,471	—,—	1,013	936	7,104,958

Credit accounts (except contra credit accounts)
Contingent	242,844	—,—	242,844	—,—	—,—	—,—	279,895
Control	22,325	—,—	22,325	—,—	—,—	—,—	34,048

TOTAL	265,169	—,—	265,169	—,—	—,—	—,—	313,943

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2008	12-31-2007
1. Loans	403,314	—,—	—,—	—,—	—,—	—,—	—,—	—,—	403,314	376,112
- Overdraft	11,097	—,—	—,—	—,—	—,—	—,—	—,—	—,—	11,097	1,235
Without senior security or counter guaranty	11,097	—,—	—,—	—,—	—,—	—,—	—,—	—,—	11,097	1,235
- Discounted Instruments	389	—,—	—,—	—,—	—,—	—,—	—,—	—,—	389	1,182
Without senior security or counter guaranty	389	—,—	—,—	—,—	—,—	—,—	—,—	—,—	389	1,182
- Real Estate Mortgage and Collateral Loans	642	—,—	—,—	—,—	—,—	—,—	—,—	—,—	642	650
Other collaterals and counter guaranty “B”	642	—,—	—,—	—,—	—,—	—,—	—,—	—,—	642	650
- Consumer	46	—,—	—,—	—,—	—,—	—,—	—,—	—,—	46	124
Without senior security or counter guaranty	46	—,—	—,—	—,—	—,—	—,—	—,—	—,—	46	124
- Credit Cards	432	—,—	—,—	—,—	—,—	—,—	—,—	—,—	432	372
Without senior security or counter guaranty	432	—,—	—,—	—,—	—,—	—,—	—,—	—,—	432	372
- Other	390,708	—,—	—,—	—,—	—,—	—,—	—,—	—,—	390,708	372,549
Without senior security or counter guaranty	390,708	—,—	—,—	—,—	—,—	—,—	—,—	—,—	390,708	372,549
2. Other receivables from financial transactions	24,651	—,—	—,—	—,—	—,—	—,—	—,—	—,—	24,651	6,686
3. Contingent commitments	34,220	—,—	—,—	—,—	—,—	—,—	—,—	—,—	34,220	47,862
4. Investments in other companies and private securities	151,969	—,—	—,—	—,—	—,—	—,—	—,—	—,—	151,969	153,110

Total	614,154	—,—	—,—	—,—	—,—	—,—	—,—	—,—	614,154	583,770

Total Allowances	4,060	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,060	3,775

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2008

(Translation of financial statements originally issued in Spanish—See Note 17)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at /Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions – own account	-	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	19	7	2	147,000
Swaps	Financial transactions – own account	-	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	48	44	3	238,820
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	3	2	1	378,036
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	2	1	1,111,629

TOTAL								1,875,485

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2008 AND DECEMBER 31, 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-08	12-31-07
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	755,782	750,752
Due from banks and correspondents	2,870,192	2,418,562

Argentine Central Bank (BCRA)	2,542,451	2,102,642
Other local	5,873	7,312
Foreign	321,868	308,608

	3,625,974	3,169,314

B. GOVERNMENT AND PRIVATE SECURITIES (Note 8.a):
Holdings in investment accounts	788,682	547,714
Holdings for trading or financial transactions	271,521	170,320
Holdings available for sale	989,689	1,372,584
Unlisted Government Securities	914,461	903,903
Instruments issued by the BCRA	1,416,604	2,005,791
Investments in listed private securities	232,884	241,943

Less: Allowances	131,464	61,002

	4,482,378	5,181,253

C. LOANS:
To government sector (Exhibit 1)	2,337,186	2,367,869
To financial sector (Exhibit 1)	669,404	541,911

Interfinancial – (Calls granted)	108,000	56,430
Other financing to local financial institutions	519,176	449,709
Interest and listed-price differences accrued and pending collection	42,228	35,772

To non financial private sector and residents abroad (Exhibit 1)	9,170,162	8,679,162

Overdraft	1,542,146	1,326,472
Discounted instruments	1,526,031	1,430,787
Real estate mortgage	845,357	772,036
Collateral Loans	310,591	253,130
Consumer	1,487,916	1,337,179
Credit cards	858,656	802,647
Other (Note 8.b)	2,512,261	2,666,843
Interest and listed-price differences accrued and pending collection	99,488	103,824
Less: Interest documented together with main obligation	12,284	13,756

Less: Difference arising from purchase of portfolio	93	93
Less: Allowances	210,250	198,728

	11,966,409	11,390,121

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	471,280	463,621
Amounts receivable for spot and forward sales to be settled	220,160	206,216
Instruments to be received for spot and forward purchases to be settled	310,017	110,155
Unlisted corporate bonds (Exhibit 1)	83,502	81,976
Non-deliverable forward transactions balances to be settled	4,437	6,292
Other receivables not covered by debtor classification regulations	26,394	24,170
Other receivables covered by debtor classification regulations (Exhibit 1)	45,994	43,816
Interest accrued and pending collection not covered by debtor classification regulations	26,425	21,834
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	5	5

Less: Allowances	2,189	1,901

	1,186,025	956,184

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	340,451	327,969

Less: Allowances	4,837	4,447

	335,614	323,522

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	32,521	31,559
Other (Note 8.c)	74,053	46,430

Less: Allowances	3	3

	106,571	77,986

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	34	52
Tax on minimum presumed income – Tax Credit	150,506	150,506
Other (Note 8.d)	382,443	285,008
Other accrued interest receivable	—,—	1
Less: Allowances	130,950	77,604

	402,033	357,963

H. PREMISES AND EQUIPMENT:	408,268	399,615

I. OTHER ASSETS:	28,728	38,950

J. INTANGIBLE ASSETS:
Goodwill	—,—	12,200
Organization and development expenses	51,508	104,180

	51,508	116,380

K. SUSPENSE ITEMS:	10,154	11,261

L. OTHER SUBSIDIARIES´ ASSETS (Note 8.e):	6,938	450

TOTAL ASSETS:	22,610,600	22,022,999

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2008 AND DECEMBER 31, 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-08	12-31-07
LIABILITIES:

M. DEPOSITS:
Government sector	70,729	53,899
Financial sector	180,764	195,890
Non financial private sector and residents abroad	14,857,702	14,759,969

Checking accounts	3,019,943	2,771,710
Savings deposits	4,351,623	4,237,696
Time deposits	6,894,393	7,219,407
Investments accounts	17,811	13,152
Other	505,820	435,566
Interest and listed-price differences accrued payable	68,112	82,438

	15,109,195	15,009,758

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	1,960	1,833

Other	1,960	1,833

Banks and International Institutions	633,414	555,842
Amounts payable for spot and forward purchases to be settled	49,412	104,223
Instruments to be delivered for spot and forward sales to be settled	469,130	206,466
Non-deliverable forward transactions balances to be settled	1,665	1,002
Financing received from Argentine financial institutions	142,290	72,672

Interfinancial (calls received)	22,450	10,019
Other financings from local financial institutions	119,834	62,646
Interest accrued payable	6	7
Other (Note 8.f)	730,194	797,227
Interest and listed–price differences accrued payable	14,316	10,756

	2,042,381	1,750,021

O. OTHER LIABILITIES:
Dividens payable	164,080	—,—
Fees payable	168	118
Other (Note 8.g)	310,245	374,881

	474,493	374,999

P. ALLOWANCES:	481,876	441,964

Q. SUSPENSE ITEMS:	6,915	6,671

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 8.h):	2,275,732	2,146,731

TOTAL LIABILITIES:	20,390,592	19,730,144

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	242,604	236,018

STOCKHOLDERS’ EQUITY:	1,977,404	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	22,610,600	22,022,999

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-08	12-31-07
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	141,413	199,679
– Guarantees received	3,708,953	3,437,694
– Contra contingent debit accounts	565,441	554,832

	4,415,807	4,192,205

Control
– Receivables classified as irrecoverable	282,020	280,820
– Other (Note 8.i)	32,572,641	32,078,895
– Contra control debit accounts	2,218,371	2,221,724

	35,073,032	34,581,439

Derivatives
– “Notional” amount of non-deliverable forward transactions	634,183	1,164,392
– Interest rate SWAP	335,820	292,000
– Other	50,000	50,000
– Contra debit derivatives accounts	855,482	1,289,267

	1,875,485	2,795,659

For trustee activities
– Funds in trust	17,618	18,502

	17,618	18,502

TOTAL	41,381,942	41,587,805

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	85,926	26,185
– Guarantees provided to the BCRA	63,530	61,729
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	134,001	135,525
– Other guaranties given non covered by debtor classification regulations	134,607	134,871
– Other covered by debtor classification regulations (Exhibit 1)	147,377	196,522
– Contra contingent credit accounts	3,850,366	3,637,373

	4,415,807	4,192,205

Control
– Items to be credited	398,917	388,952
– Other	1,819,454	1,832,772
– Contra control credit accounts	32,854,661	32,359,715

	35,073,032	34,581,439

Derivatives
– “Notional” amount of non-deliverable forward transactions	855,482	1,289,267
– Contra debit derivatives accounts	1,020,003	1,506,392

	1,875,485	2,795,659

For trustee activities
– Contra credit accounts for trustee activities	17,618	18,502

	17,618	18,502

TOTAL	41,381,942	41,587,805

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-08	03-31-07
A. FINANCIAL INCOME

Interest on cash and due from banks	4,914	4,739
Interest on loans to the financial sector	31,695	38,098
Interest on overdraft	50,010	32,241
Interest on discounted instruments	38,063	18,400
Interest on real estate mortgage	22,698	13,182
Interest on collateral loans	8,488	2,512
Interest on credit card loans	21,068	11,635
Interest on other loans	108,629	65,111
Interest from other receivables from financial transactions	5,995	5,694
Income from secured loans - Decree 1387/01	66,664	91,620
Net income from government and private securities	60,751	135,644
Indexation by CER	64,671	76,078
Gold and foreign currency exchange difference	31,805	21,159
Other	40,558	27,054

	556,009	543,167

B. FINANCIAL EXPENSE

Interest on checking accounts	5,732	6,746
Interest on savings deposits	2,097	1,435
Interest on time deposits	151,214	102,439
Interest on interfinancial financing (calls received)	306	480
Interest on other financing from financial institutions	2,066	1,267
Interest on other liabilities from financial transactions	9,654	6,777
Other interest	1,632	3,967
Indexation by CER	4,200	20,211
Contribution to the deposit guarantee fund	6,632	5,594
Other	14,229	8,912

	197,762	157,828

GROSS INTERMEDIATION MARGIN – GAIN	358,247	385,339

C. ALLOWANCES FOR LOAN LOSSES	20,173	9,626

D. SERVICE CHARGE INCOME

Related to lending transactions	52,853	34,705
Related to liability transactions	93,561	73,499
Other commissions	107,014	134,275
Other	48,125	36,619

	301,553	279,098

E. SERVICE CHARGE EXPENSE

Commissions	37,045	23,307
Other (Note 8.j)	13,585	9,808

	50,630	33,115

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-08	03-31-07
F. ADMINISTRATIVE EXPENSES

Payroll expenses	189,434	133,672
Fees to Bank Directors and Statutory Auditors	126	102
Other professional fees	7,534	7,250
Advertising and publicity	16,667	11,437
Taxes	15,249	13,563
Fixed assets depreciation	9,478	8,878
Organizational expenses amortization	5,720	5,009
Other operating expenses	43,722	35,545
Other	30,367	26,267

	318,297	241,723

NET GAIN FROM FINANCIAL TRANSACTIONS	270,700	379,973

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(6,667)	(10,798)

G. OTHER INCOME

Income from long-term investments	28,597	2,431
Punitive interests	404	187
Loans recovered and reversals of allowances	13,607	315,501
Other (Note 8.k)	161,247	87,273

	203,855	405,392

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	18	6
Charge for uncollectibility of other receivables and other allowances	100,970	140,272
Amortization of difference arising from judicial resolutions	67,742	61,375
Depreciation and losses from miscellaneous assets	115	482
Goodwill amortization	12,200	1,657
Other (Note 8.l)	206,444	486,446

	387,489	690,238

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	80,399	84,329

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	6,091	15,889

NET INCOME FOR THE PERIOD	74,308	68,440

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2008	03-31-2007
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of fiscal year	3,465,634 (1)	2,928,807
Cash and cash equivalents at the end of the period	4,039,596 (1)	2,811,173

Net increase / (decrease) in cash and cash equivalents	573,962	(117,634)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	860,828	(1,197,295)
- Loans	(100,603)	951,064

to financial sector	(104,937)	(8,232)
to non-financial public sector	38,015	342,193
to non-financial private sector and residents abroad	(33,681)	617,103
- Other receivables from financial transactions	(5,408)	(9,371)
- Assets subject to financial leasing	(12,092)	(17,031)
- Deposits	(85,117)	739,775

to financial sector	(15,142)	1,421
to non-financial public sector	17,250	1,637
to non-financial private sector and residents abroad	(87,225)	736,717
- Other liabilities from financial transactions	(59,892)	(151,267)

Financing from financial or interfinancial sector (calls received)	12,431	(131,997)
Others (except liabilities included in Financing Activities)	(72,323)	(19,270)
Collections related to service charge income	301,512	279,696
Payments related to service charge expense	(50,630)	(33,115)
Administrative expenses paid	(375,485)	(277,915)
Organizational and development expenses paid	(5,947)	(3,848)
Net collections from punitive interest	328	163
Differences from judicial resolutions paid	(10,253)	(37,124)
Collections of dividends from other companies	14	6,321
Other payments related to other income and expenses	(33,761)	(383,643)

Net cash flows provided by / (used in) operating activities	423,494	(133,590)

Investment activities

Net payments from premises and equipment	(18,131)	(13,414)
Net collections / (payments) from other assets	10,084	(283)
Other payments from investment activities	(108,077)	(13,413)

Net cash flows used in investment activities	(116,124)	(27,110)

Financing activities

Net collections/ (payments) from:
- Non-subordinated corporate bonds	—,—	(248,638)
- ArgentineCentral Bank	126	105

Others	126	105
- Banks and international agencies	77,572	14,688
- Financing received from local financial institutions	57,188	6,881
Other collections from financing activities	126,792	265,291

Net cash flows provided by financing activities	261,678	38,327

Financial results and results from holdings of cash and cash equivalents (including interest)	4,914	4,739

Net increase / (decrease) in cash and cash equivalents	573,962	(117,634)

(1)	See note 7 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2008, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2007, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW

AS OF MARCH 31, 2007

(Translation of financial statements originally issued in Spanish—See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of March 31, 2008 and at the end of previous year and the statements of income and cash and cash equivalents flow for the three month periods ended March 31, 2008 and 2007, as per the following detail:

– As of March 31, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the three month periods ended March 31, 2008 and 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the nine month periods ended March 31, 2008 and 2007.

– As of December 31, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2007.

The results and cash and cash equivalentes flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2008 and 2007.

Interests in subsidiaries as of March 31, 2008 and at the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	12/31/07
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities and stockholders´ equity balances in accordance with the criteria defined in Note 2 below, as of March 31, 2008 and the end of the previous fiscal year and net income balances as of March 31, 2008 and 2007, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	03/31/07
Francés Valores Soc. de Bolsa S.A.	14,439	12,922	6,396	3,577	8,043	9,345	295	180
Atuel Fideicomisos S.A. and its subsidiary	32,873	32,521	4,062	4,798	28,811	27,723	1,088	2,680
Consolidar A.F.J.P. S.A.	391,914	377,785	115,638	103,863	276,276	273,922	2,354	13,235
Consolidar Cía. de Seguros de Vida S.A.	321,906	328,901	121,024	135,788	200,882	193,113	7,769	2,696
Consolidar Cía. de Seguros de Retiro S.A.	2,397,613	2,234,020	2,299,553	2,145,527	98,060	88,493	9,567	9,400
PSA Finance Argentina Cía Financiera S.A.	348,576	265,327	321,095	237,309	27,481	28,018	(537)	1,266

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries amounting to 978,132 and 952,106 as of March 31, 2008 and the end of the previous fiscal year, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of March 31, 2008 and the end of the previous fiscal year amounted to 2,218 (income) and 117 (income), respectively.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 21,105, 22,099 and 24,985 at March 31, 2008, December 31 and March 31, 2007, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of March 31, 2008 and the end of the previous fiscal year amounted to 17,716 million and 17,268 million respectively.

b)	Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i) the possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii) as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. The transfers made by Consolidar A.F.J.P S.A. during the period amount to approximately 1,080,000 thousand of pesos which stand for an approximate number of 191,000 affiliates.

iv) the restriction of the commission charged by the Pension Fund Managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%.

v) increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from March 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

vi) the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime.

vii) to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The Board of Directors of Consolidar A.F.J.P. S.A. is currently analyzing the effects of the legal reforms and working on adjusting the Company’s operations in order to adapt to the new legal framework.

Given that this reform has a significant impact on the social security system, it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., as starting on January 1, 2008, the issuance of new social-security related life insurance policies shall cease. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies shall continue. The above notwithstanding, the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives to allow the Company to adjust to the new market conditions, thereby laying down the most appropriate framework for the continuity of the Company’s operations and it estimates that the implementation of said plan would not have a material negative impact on the Company’s financial situation as reflected in these financial statements.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-08	12-31-07
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	127,391	126,305
Consolidar Cía. de Seguros de Vida S.A.	68,381	65,736
Consolidar Cía. de Seguros de Retiro S.A.	32,683	29,494
Francés Valores Sociedad de Bolsa S.A.	405	470
Atuel Fideicomisos S.A.	3	3
PSA Finance Argentina Cía Financiera S.A.	13,741	14,010

Total	242,604	236,018

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,400. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of March 31, 2008 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03/31/2008	12/31/2007
a) Cash and due from banks:	3,625,974	3,169,314
b) Government securities held for trading or financial transactions	271,522	170,320
c) Loans to financial sector, calls granted maturity date less than three months as from the end of the fiscal years:	142,100	126,000

CASH AND CASH EQUIVALENTS	4,039,596	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / year-end date.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	03-31-08	12-31-07
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012) - Compensation and Hedging	15,400	—,—
Discount Bonds in pesos	335,298	310,956
Federal Government Bonds 2008 (BODEN 2014)	35,911	34,927
Federal Government Bonds in Pesos 10.5 % due in 2012	25,737	24,949
BCRA Notes (NOBAC)	338,267	176,882
Federal Government Bocon PRE9	32,072	—,—
Federal Government Bonds LIBOR 2013	5,997	—,—

Total	788,682	547,714

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	—,—	115
Federal Government Bonds LIBOR 2012	69,506	29,720
Federal Government Bonds LIBOR 2013	5,384	3,583
Buenos Aires City Bond	3,717	3,563
Federal Government Bonds LIBOR 2014	4,992	484
Discount Bonds in pesos	61,570	50,615
Discount Bonds in US dollar	1,754	2,805
Peso-denominated GDP-related securities	11,536	11,607
Federal Government Bonds in pesos 7% due in 2017	1,192	1,811
Federal Government Bonds in pesos 7% due in 2013	1,244	1,248
Cuasipar Bonds in pesos	5,977	6,365
Secured Bonds due in 2018	4,928	16,422
Federal Government Bocon PRE8	9,594	11,520
Federal Government Bocon PRE9	71,374	6,900
Federal Government Bonds in US dollar 7% due in 2011	8,790	8,873
Federal Government Bonds in Pesos 10.5 % due in 2012	—,—	3,105
Other	9,964	11,584

Total	271,522	170,320

Holdings available for sale

Secured Bonds due in 2018	75,458	73,284
Federal Government Bocon PRO 12	171,044	166,229
BCRA Notes (NOBAC)	743,187	1,133,071

Total	989,689	1,372,584

Unlisted government securities

Secured Bonds due in 2020	914,455	903,897
Tax credit certificates due in 2003/2006	6	6

Total	914,461	903,903

	03-31-08	12-31-07
Instruments issued by the BCRA

BCRA Bills (LEBAC)	381,248	140,068
BCRA Notes (NOBAC)	1,035,356	1,865,723

Total	1,416,604	2,005,791

Investments in listed private securities

Corporate Bonds Edesur S.A.	1,534	—,—
Corporate Bonds Telefónica de Argentina S.A.	2,279	2,269
Corporate Bonds Telecom Personal	5,007	4,994
Corporate Bonds Camuzzi Gas Pampeana	10,105	10,096
Corporate Bonds Grupo Concesionario del Oeste	10,134	9,985
Corporate Bonds Tarjeta Cuyana	6,740	6,459
Corporate Bonds Banco Macro	2,626	2,538
Corporate Bonds Petrobrás Energía S.A.	4,180	1,429
Tarjeta Naranja Trust	12,111	11,820
Radar Financial Trust	39,290	36,788
Tenaris	2,126	3,160
Acindar S.A.	—,—	2,387
Telecom	5,415	5,197
Grupo Financiero Galicia S.A.	1,560	1,734
Galtrust 1 Financial Trust	10,172	10,333
Garbarino Trust	—,—	4,349
Secubono Trust	3,449	9,153
Cía. Financiera Argentina Trust	6,359	12,033
Petrobras Energía S.A.	1,787	4,051
FBA Bonos Argentinos FCI	4,076	2,019
FBA Ahorro Pesos FCI	2,718	1,671
Fideicomiso de Gas	24,331	30,629
1784 Inversión Pesos FCI	5,353	2,853
Pionero Pesos FCI	2,004	10,015
HF Pesos Clase 1 FCI	19,600	6,364
Super Ahorro Pesos FCI	17,000	—,—
Rembrandt Amro Pesos FCI	7,797	11,016
Other	25,131	38,601

Total	232,884	241,943

Allowances	(131,464)	(61,002)

Total	4,482,378	5,181,253

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,462,643	1,497,988
Fixed-rate financial loans	813,055	904,117
Other	236,563	264,738

Total	2,512,261	2,666,843

	03-31-08	12-31-07
c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	34,212	30,586
In non-controlled companies-supplementary activities	39,795	15,801
Other – unlisted	46	43

Total	74,053	46,430

d) OTHER RECEIVABLES – Other

Prepayments	52,392	46,200
Guarantee deposits	22,398	25,551
Miscellaneous receivables	76,715	60,226
Tax prepayments	155,888	93,647
Other	75,050	59,384

Total	382,443	285,008

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	6,938	450

Total	6,938	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Correspondents – our account	33,589	146,540
Collections and other operations for the account of third parties	52,287	25,925
Other withholdings and collections at source	96,539	104,883
Accounts payable for consumption	153,691	140,105
Money orders payable	235,301	244,410
Loans received from Argentine Technological Fund (FONTAR)	19,666	20,623
Loans received from Interamerican Development Bank (BID)	53,788	57,738
Pending Banelco debit transactions	21,801	11,220
Other	63,532	45,783

Total	730,194	797,227

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	121,840	194,226
Accrued taxes	84,390	79,813
Miscellaneous payables	98,450	91,845
Other	5,565	8,997

Total	310,245	374,881

	03-31-08	12-31-07
h) OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, claims in adjustment process	71,155	94,013
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	144,671	138,480
Insurance companies, mathematical reserve	2,028,342	1,896,586
Insurance companies, reinsurer´s reserve	9	10
Difference arising from secured loans accrued valuation Consolidar Cía. De Seguros S.A.	(21,105)	(22,099)
Other related to insurance business	52,660	39,741

Total	2,275,732	2,146,731

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	9,075,977	9,433,738
Collections items	643,036	579,318
Checks drawn on the Bank pending clearing	278,231	223,112
Checks not yet credited	756,356	786,562
Securities representative of investment in escrow on behalf of the Pension Fund Manager	21,770,372	20,993,983
Other	48,669	62,182

Total	32,572,641	32,078,895

	03-31-08	03-31-07
j) SERVICE CHARGE EXPENSE – Other

Turn-over tax	10,419	7,323
Other	3,166	2,485

Total	13,585	9,808

k) OTHER INCOME – Other

Premiums – Insurance companies	93,604	59,787
Deferred income tax (1)	53,200	20,000
Others	14,443	7,486

Total	161,247	87,273

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	03-31-08	03-31-07
l) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	106,199	84,234
Life Annuities – Consolidar Cía. De Seguros de Retiro S.A.	35,390	28,360
Tax on bank credits and debits	9,308	7,512
Deferred tax expenses	—,—	293,000
Insurance premiums for disability and death	37,186	5,525
Claims paid – Insurance companies	2,257	53,259
Other	16,104	14,556

Total	206,444	486,446	(2)

(2)	See note 2.2, second paragraph to the stand-alone financial statements of BF.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-08	12-31-07
COMMERCIAL PORTFOLIO

Normal performance	9,002,827	8,767,828

Preferred collaterals and counter guaranty “A”	120,431	104,485
Other collaterals and counter guaranty “B”	107,432	107,263
Without senior security or counter guaranty	8,774,964	8,556,080

In potential risk	21,932	17,733

Other collaterals and counter guaranty “B”	2,576	922
Without senior security or counter guaranty	19,356	16,811

Nonperforming	4,633	5,321

Without senior security or counter guaranty	4,633	5,321

With high risk of uncollectibility	25,457	27,025

Preferred collaterals and counter guaranty “A”	946	946
Without senior security or counter guaranty	24,511	26,079

Uncollectible	907	518

Without senior security or counter guaranty	907	518

Total	9,055,756	8,818,425

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-08	12-31-07
CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,878,036	3,522,504

Preferred collaterals and counter guaranty “A”	8,455	8,145
Other collaterals and counter guaranty “B”	810,773	726,341
Without senior security or counter guaranty	3,058,808	2,788,018

Low risk	37,992	27,277

Preferred collaterals and counter guaranty “A”	—.—	2
Other collaterals and counter guaranty “B”	7,508	6,181
Without senior security or counter guaranty	30,484	21,094

Medium risk	18,675	12,256

Preferred collaterals and counter guaranty “A”	—.—	5
Other collaterals and counter guaranty “B”	1,450	568
Without senior security or counter guaranty	17,225	11,683

High risk	18,840	1,006

Other collaterals and counter guaranty “B”	904	353
Without senior security or counter guaranty	17,936	653

Uncollectible	3,223	18,263

Other collaterals and counter guaranty “B”	1,220	1,777
Without senior security or counter guaranty	2,003	16,486

Uncollectible, classified as such under regulatory requirements	1,520	1,261

Other collaterals and counter guaranty “B”	479	251
Without senior security or counter guaranty	1,041	1,010

Total	3,958,286	3,582,567

General Total (1)	13,014,042	12,400,992

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of March 31, 2008 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 16 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2008 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2007.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the three-month period ended March 31, 2007, after certain adaptations arising from the regulations of the Argentine Central Bank (“B.C.R.A.”), explained in note 2.2 second paragraph to the stand-alone financial statements.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with accounting principles generally accepted in the Argentine Republic, and those established by the B.C.R.A. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. for limited reviews to quarterly financial statements. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of March 31, 2008, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the three-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2007 and those for the three-month period ended March 31, 2007, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2007 was issued on February 12, 2008 and was qualified due to certain departures from professional accounting standards currently in force in the City of Buenos Aires, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	we have performed a limited review the financial statements for the three-month period ended March 31, 2007 on we have issued our limited review report on May 10, 2007, which we refer to, including an observation originated in certain departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. As explained in note 2.2. second paragraph to the stand-alone financial statements, certain adaptations were introduced to said financial statements, as required by B.C.R.A.’s regulations and exclusively to be presented for comparison purposes with those for the current fiscal year. Our auditors´ limited review report issued on May 10, 2007 would not have been modified by the above mentioned adaptations.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 8, 2008.

PABLO F. TONINA Partner
Contador Público (Universidad Católica de Buenos Aires)
C.P.C.E.C.A.B.A. - T° 160 - F° 164

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 16, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer